UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 1999

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A. Full Title of Plan: Humana Puerto Rico 1165(e) Retirement Plan

B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.

500 West Main Street

Louisville, Kentucky 40202

I N D E X
Pages

Report of Independent Accountants	2

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 1999 and 1998	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 1999 and 1998	4

Notes to Financial Statements	5-14

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year,
December 31, 1999	15

Schedule of Reportable Transactions for the year ended
December 31, 1999	16

Signatures	17

Exhibit Index	18

Consent of Independent Accountants	19

Report of Independent Accountants

To the Plan Administrator
Humana Puerto Rico 1165(e) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Humana Puerto Rico 1165(e) Retirement Plan (the Plan) at December  31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 4, 2000, except for the information
in Note 4, as to which the date is
June 21, 2000

Humana Puerto Rico 1165(e) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 1999 and 1998
	1999			1998
	Participant	Nonparticipant		Participant	Nonparticipant
ASSETS	Directed	Directed	Total	Directed	Directed	Total

Investments, at fair value:
Plan interest in Master Trust	$ 852,784	$ 256,563	$ 1,109,347	$ 556,339	$ 486,572	$ 1,042,911

Other assets allocated from Master Trust:
Receivable from participating employers for participant
withholdings and employers' contributions	191,090	3,201	194,291	134,461	4,682	139,143
Accrued interest and dividends	223		223	4,347		4,347

Total assets	1,044,097	259,764	1,303,861	695,147	491,254	1,186,401

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Liabilities allocated from Master Trust:
Accrued expenses	169		169	136		136
Forfeited employers' contributions available to
reduce future employers' contributions				1,282	1,813	3,095

Total liabilities	169		169	1,418	1,813	3,231

Net assets available for benefits	$ 1,043,928	$ 259,764	$ 1,303,692	$ 693,729	$ 489,441	$ 1,183,170

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

for the years ended December 31, 1999 and 1998
	1999			1998
	Participant	Nonparticipant		Participant	Nonparticipant
	Directed	Directed	Total	Directed	Directed	Total
Additions:
Investment income:
Plan interest in Master Trust investment income:
Interest and dividend income	$ 646		$ 646	$ 1,631		$ 1,631
Net appreciation in fair value of investments	22,121		22,121	10,706	$ 8,419	19,125
Net appreciation in fair value of investments				40,157		40,157
Interest and dividend income				6,723		6,723

	22,767		22,767	59,217	8,419	67,636
Contributions:
Contributions allocated from Master Trust:
Participants	264,797		264,797	218,968		218,968
Employers	183,258	$ 107,454	290,712	124,747	482,379	607,126
Forfeited employers' contributions	(2,456)	(50,253)	(52,709)		(1,929)	(1,929)
Forfeited employers' contributions				896		896

Total additions	468,366	57,201	525,567	403,828	488,869	892,697

Deductions:
Deductions allocated from Master Trust:
Benefits paid to participants	117,319	2,477	119,796	6,457		6,457
Administrative expenses	848	93	941	376		376
Plan interest in Master Trust investment income:
Net depreciation in fair value of investments		284,308	284,308

Benefits paid to participants				85,547		85,547
Administrative expenses				2,557		2,557

Total deductions	118,167	286,878	405,045	94,937		94,937

Interfund transfers				(572)	572

Net increase	350,199	(229,677)	120,522	308,319	489,441	797,760

Net assets available for benefits:
Beginning of year	693,729	489,441	1,183,170	385,410		385,410

End of year	$ 1,043,928	$ 259,764	$ 1,303,692	$ 693,729	$ 489,441	$ 1,183,170

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

1. Summary of Plan:

The Humana Puerto Rico 1165(e) Retirement Plan (the Plan), formerly the PCA Puerto Rico 165(e) Retirement Plan, is a qualified, trusteed plan established for the benefit of the employees of Humana Health Plans of Puerto Rico, Inc., and Humana Insurance of Puerto Rico, Inc. and who are residents of Puerto Rico. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Physicians Corporation of America Inc. (the Company), which was a wholly-owned subsidiary of Humana Inc. (Humana), was the sponsor of the Plan. Effective March 31, 2000 Humana became the sponsor of the Plan. Humana is one of the nation's largest publicly traded health services company that facilities the delivery of health care services through a network of providers to its medical members.

a. Contributions: Effective January  1, 1998, the Plan maintains two accounts, the Pretax Savings Account and the Retirement Account, a profit sharing account. Contributions made prior to January 1, 1998 were invested in Merrill Lynch until December  1, 1998 when the assets previously held in trust by Merrill Lynch were transferred to the Humana Retirement and Savings Master Trust (Master Trust) at National City Bank of Kentucky (the Trustee) and are maintained in a separate account, the Prior Trust Account.

Effective January  1, 1998, any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account. A participant, through payroll deductions, may contribute not less than 1% nor more than 10% of the participant's annual compensation, not to exceed the Puerto Rico Tax Code limitation in effect for the calendar year 1999 which was $8,000. Effective after January  1, 1998 on the date the Company so elects, an automatic contribution in the amount of 3% of the participant's compensation shall be made beginning on the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 6%. As of December  31, 1999, the Company had not elected to begin this automatic contribution. The Company's contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee who has completed at least one year of service with at least 1,000 hours of service. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and shall be invested in the Humana Common Stock Fund.

Effective January  1, 1998, after an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the employee becomes eligible to participate in the profit sharing. For the calendar year ended December  31, 1999 and 1998, the Company declared a profit sharing contribution of approximately $183,300 and $124,800, respectively. This contribution was made into the Retirement Account of the Plan and was allocated to the participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

1. Summary of Plan, continued:

a. Contributions, continued: On September  15, 1998 the Company announced a one-time special $1,000 contribution to each eligible employee of the Company, tied to each associate's vesting, who was employed on September  15, 1998. The total employer cost for the special contribution was $401,000.

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code (IRC) of 1986 as amended.

Each participant's account is credited with the participant's contributions and the Company's contributions and the allocations of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Participants may allocate contributions to the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. The Plan currently offers eight mutual funds and the Humana Common Stock Fund as investment options to participants. In the absence of such allocation, contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the nine investment options and a change in the investment of existing accounts (Transfers), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's election rather than transferring strictly based on the value at the closing price.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with the Company are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan or five years of service with the Company. However, participants who were in the Plan prior to January 1, 1998 will be eligible to receive the value of employer contributions based on the better of the above vesting or the previously determined vesting where a participant was 100% vested after four years of credited service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

1. Summary of Plans, continued:

a. Contributions, continued: Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

b. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's retirement after attaining age 55; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

a. A lump-sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana common stock, or

b. Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

c. A life annuity paid monthly or quarterly, or

d. A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

The Plan permits the employee to roll over contributions from another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

1. Summary of Plan, continued:

b. Withdrawals, continued: Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer Pretax Savings Account to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Fund. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions .

2. Summary of Significant Accounting Policies:

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b. Valuation of Investments: The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income (reported net of administrative expenses) less actual distributions. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Securities for which no market quotation was readily available are valued at fair value as determined by National City Trust, the trustee. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable and investments in money market funds are valued at cost which approximates fair value.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies, continued:

b. Valuation of Investments, continued: Traditional and synthetic guaranteed investment contracts (GICs) with banks and insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses. The collateralized mortgage obligations, bonds and asset-backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from certified investment brokers.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments which consists of both realized gains or losses and unrealized appreciation or depreciation.

c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

d. Reclassification: The accompanying financial statements for 1998 have been revised to conform with certain reclassifications in 1999. These reclassifications had no effect on net assets available for benefits or changes in net assets available for benefits as previously reported.

3. Investments:

Effective January  1, 1998, the Plan's investment assets are held in the Humana Retirement and Savings Master Trust (Master Trust) by a custodian trust company. Earnings of the Master Trust are allocated between the Plan and the Humana Retirement and Savings Plan based on each plan's investment balance to the total Master Trust investment balance. Earnings are further allocated to the respective participants based on each participant's respective asset total to total plan assets.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

3. Investments, continued:

The following table presents the fair value/contract value of investments at December  31, 1999 and 1998. Investments that represent 5% or more of the Plan's assets have been separately identified.
	1999	1998
	Fair Value/	Fair Value/
	Contract Value	Contract Value

Investments, at fair value:
Plan interest in Master Trust	$ 1,109,347	$ 1,042,911

During 1999 and 1998, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value $(262,187) and $59,282, respectively.

As of December  31, 1999 and 1998, the Plan's interest in the Master Trust was .26% and 0.23%, respectively. Investment income, administrative expenses and realized gains or losses related to the Master Trust are allocated monthly to the individual plans based upon the beginning monthly balances invested by each plan.

The Plan enters into arrangements known as synthetic GICs which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The assets are held in trust for the Plan by the issuer of the investment contract. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the assets held in trust. The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets and is $1,694,942.

The fair value of the investments carried at contract value in the Master Trust at December  31, 1999 and 1998 was $84,979,712 and $85,386,082, respectively. The average yield and crediting interest rate approximated 6.1% and 6.7% for 1999 and 1998, respectively.

The per share closing price of Humana's common stock was $8.188 and $17.813 on December 31, 1999 and 1998, respectively. On May 4, 2000 and June 21, 2000, the per share closing price of Humana's common stock was $6.625 and $4.9375, respectively.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

3. Investments, continued:

The fair value of net assets available for benefits of the Master Trust as of December  31, 1999 and 1998 is described in the following table:
ASSETS	1999	1998

Investments, at fair value:
Common stock:
Humana Inc. Common Stock	$ 55,132,473	$ 105,495,230
Mutual funds:
State Street Flagship Domestic Index Fund	100,910,657	86,633,614
Pimco Funds	2,906,154	3,050,622
Invesco Value Trustee Fund	28,347,797	30,449,405
IDS New Dimensions Fund	15,737,850	8,702,265
Harbor International Fund	29,645,520	25,409,546
Blackrock Fund	33,025,853	38,262,087
Fidelity Contrafund	109,773,100	84,561,632

	375,479,404	382,564,401
Obligations due within one year:
Armada Money Market Fund	2,807,680	3,059,358

Investment contracts - banks:
Bank of America	3,561,917
Bankers Trust Co.	6,245,734	6,696,023
Caisse Des Depots (CDC)	6,821,756	8,688,302
State Street Bank & Trust	3,243,825
UBS AG	12,153,012

	32,026,244	15,384,325

Participant notes receivable:
Various	9,674,664	8,850,022

	419,987,992	409,858,106

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

3. Investments, continued:
	1999	1998
Investments, at contract value:
Investment contracts - insurance companies:
Allstate Life Insurance Co.	$ 3,826,207	$ 3,578,570
Allstate Life Insurance Co.	4,990,160	4,719,627
Continental Assurance Co.		3,056,333
Continental Assurance Co., Synthetic GIC	11,039,562	1,196,714
Jackson National Life GIC		3,365,280
Jackson National Life, Synthetic GIC		14,250,356
John Hancock Mutual Life	5,048,866	4,788,718
Lincoln National Life Insurance Co.		1,000,445
Metropolitan Life Insurance Co., Group Annuity	777,009	777,009
Metropolitan Life Insurance Co., Group Annuity	2,051,136	2,051,817
Monumental Life Insurance Co.	2,303,510	2,146,829
Monumental Life Insurance Co., Synthetic GIC	15,783,855	15,859,549
New York Life Insurance Co., Group Annuity	555,945	3,163,192
New York Life Insurance Co., Group Annuity	1,518,233	3,036,565
Prudential Insurance Co.	4,143,001	2,085,499
TransAmerica Accidental Life Insurance Co.	2,121,452	2,121,043
United of Omaha Life Insurance Co.	504,564	1,007,078
Various		5

	54,663,500	68,204,629

Total investments	474,651,492	478,062,735

Cash	46,202	2,919,076
Due from brokers for securities sold		43,684
Receivable from participating employers for participant
withholdings and employers' contributions	18,888,324	16,056,246
Accrued interest and dividends	29,538	6,678,068

Total assets	493,615,556	503,759,809

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Accrued expenses	161,772	433,908
Forfeited employers' contributions available to reduce future
employers' contributions	928,312	602,322

Total liabilities	1,090,084	1,036,230

Net assets available for benefits	$ 492,525,472	$ 502,723,579

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

3. Investments, continued:

The changes in net assets available for benefits of the Master Trust for the year ended December  31, 1999 and 1998 are as follows:
ASSETS	1999	1998

Additions:
Investment income:
Net appreciation in fair value of investments		$ 29,880,366
Interest	$ 6,618,718	6,937,734
Dividends	2,142,796	2,562,800

	8,761,514	39,380,900
Transfer from participating plans for contributions:
Participants	31,162,863	29,231,431
Employers	26,700,388	41,693,083
Forfeited employers' contributions	(2,485,816)	(1,111,623)
Transfer from ChoiceCare Plans		13,438,023
Transfer from Merrill Lynch Trust		345,082
Transfer from PCA 401(k) Retirement Plan		17,348,163

Total additions	64,138,949	140,325,059

Deductions:
Transfer to participating plans for benefit payments	59,469,206	94,929,814
Administrative expenses	933,402	758,808
Net depreciation in fair value of investments	13,934,448

Total deductions	74,337,056	95,688,622

Net increase (decrease)	(10,198,107)	44,636,437

Net assets available for benefits:
Beginning of year	502,723,579	458,087,142

End of year	$ 492,525,472	$ 502,723,579

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

4. Income Tax Status:

The Plan was established pursuant to the provisions of Section 165(e) of the Puerto Rico Income Tax Act of 1954 (the Act). A favorable tax status determination letter dated May 22, 1995 was obtained from the Treasury Department of the Commonwealth of Puerto Rico, which stated that its underlying trust qualifies under the applicable provisions of the Act and, therefore, is exempt from Puerto Rico income taxes. The Plan has been amended since receiving the determination letter; however, the Company and the Plan's tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the Act. The Plan was amended to comply with Section  1165(e) of the Puerto Rico Income Tax Act of 1994.

5. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

6. Related Party Transactions:

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts.

Humana Puerto Rico 1165(e) Retirement Plan

Plan #002 EIN #48-1006287

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999
Description of Investment Including
	Maturity Date, Rate of Interest,	Fair Value/
Issuer	Collateral, Par or Maturity Value	Contract Value

Investments, at fair value:
Plan interest in Master Trust	Various	$ 1,109,347

Humana Puerto Rico 1165(e) Retirement Plan

Plan #002 EIN #48-1006287

Schedule H, Line 4j - Schedule of Reportable Transactions

for the years ended December 31, 1999

					Expense		Current Value
					Incurred		of Asset on
		Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Rental	Transaction	Asset	Date	of (Loss)

No reportable transactions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Puerto Rico 1165(e) Retirement Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA PUERTO RICO 1165(e) RETIREMENT PLAN

BY:

_____________________
James E. Murray
Chief Operating Officer - Health Plan Division and
Chief Financial Officer

June 23, 2000